The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITY TELECOM (H.K.) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)

ANNOUNCEMENT
ESTIMATED IMPROVEMENT IN
PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Based on a preliminary unaudited estimation, the profit attributable to shareholders of the Company for the year ending 31 August 2008 is estimated to increase by more than 200% as compared with the corresponding period as disclosed in the 2007 Annual Report.

Shareholders of the Company and/or investors are advised to exercise caution when dealing in the Company’s shares.

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I. Estimated Results for the reporting period

1.	Period to which the estimated results applies: 1 September 2007 to 31 August 2008

2.	Estimated results: substantial increase as compared to the corresponding period last year

The preliminary consolidated results of the Company and its subsidiaries (collectively the “Results”) prepared in accordance with the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants show that the profit attributable to shareholders of the Company for the year ending 31 August 2008 is estimated to increase by more than 200% as compared with the corresponding period as disclosed in the 2007 Annual Report. The specific financial information and data will be disclosed in the Company’s 2008 Annual Report in details.

3.	The estimated Results were unaudited.

II. Results of the corresponding period last year

1.	Profit attributable to shareholders of the Company: HK$28.9 million

2.	Earning per share (basic): HK4.7 cents

3.	Earning per share (diluted): HK 4.6 cents

III. Reasons for substantial improvement in estimated Results

The development of the Company’s major businesses experienced positive trends during the financial year of 2008. The profit attributable to the Company increased substantially due to the improvement from its Fixed Telecommunications Network Services and change in the estimated useful lives of certain telecommunications equipment effective from 1 June 2007.

The information contained in this announcement is only a preliminary estimate performed by the Board of the Company and was unaudited.

Shareholders of the Company and/or investors are advised to exercise caution when dealing in the Company’s shares.

By Order of the Board
City Telecom (H.K.) Limited
Wong Wai Kay, Ricky
Chairman

Hong Kong, 20 August 2008

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer) and Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director of the Company is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors of the Company are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.